UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM 8-K

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CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): July 27, 2012

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

<u>Item 8.01</u>. <u>Other Events</u>

On July 27, 2012, Ashland Inc. announced the commencement of a cash tender offer (the "Tender Offer") for any and all of its 9.125% Senior Notes due 2017 (CUSIP No. 044209AD6). A copy of the news release announcing the Tender Offer is hereby incorporated by reference and attached hereto as Exhibit 99.1.

<u>Item 9.01</u>. <u>Financial Statements and Exhibits</u>

(d)   Exhibits

99.1   News Release announcing the Tender Offer, dated July 27, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC.

(Registrant)

July 27, 2012   /s/ Lamar M. Chambers

Lamar M. Chambers
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1   News Release announcing the Tender Offer, dated July 27, 2012.

Exhibit 99.1

News Release



July 27, 2012

Ashland Inc. announces cash tender offer for any and all of its outstanding 9.125% senior notes due 2017

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH) today announced that it has commenced a cash tender offer (Tender Offer) to purchase for cash any and all of its outstanding $650 million aggregate principal amount of 9.125% Senior Notes due 2017 (Notes). The maturity date of the Notes is June 1, 2017. The Tender Offer is being made pursuant to the Offer to Purchase, dated July 27, 2012 (Offer to Purchase), and a related Letter of Transmittal (Letter of Transmittal), which are being sent to holders of the Notes and which more fully set forth the terms and conditions of the Tender Offer.

The Tender Offer will expire at midnight, New York City time, on August 2, 2012, unless extended or earlier terminated by Ashland (such time and date, as the same may be extended, the Expiration Time). The purchase price (Purchase Price) payable for each $1,000 principal amount of Notes validly tendered and accepted for payment pursuant to the Tender Offer is set forth in the table below. In addition to the Purchase Price payable in respect of Notes accepted for purchase, holders of Notes will receive accrued and unpaid interest on their purchased Notes from the last interest payment date on the Notes, which was June 1, 2012, to, but not including, the date of payment for purchased Notes (Accrued Interest). The Purchase Price for Notes purchased pursuant to the Tender Offer plus Accrued Interest will be paid in same-day funds promptly after the Expiration Time (Settlement Date). Assuming the Expiration Time is not extended, it is expected that the Settlement Date will be August 7, 2012.

Ashland reserves the right, subject to applicable laws, to (a) accept for purchase and pay for all Notes validly tendered prior to the Expiration Time and not validly withdrawn prior to the Withdrawal Time and to keep the Tender Offer open or extend the Expiration Time and/or the Withdrawal Time to a later date and time as announced by Ashland and (b) waive any or all conditions to the Tender Offer for Notes tendered prior to the Expiration Time.

Title of Security	CUSIP Number	Principal Amount Outstanding	Purchase Price [1]
9.125% Senior Notes due 2017	044209AD6	$650,000,000	$1,113.75

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(1)   Represents the Purchase Price for each $1,000 principal amount of Notes that are tendered prior to the Expiration Time.

Holders of Notes must validly tender their Notes prior to the Expiration Time and not validly withdraw such tendered Notes prior to midnight, New York City time, on August 2, 2012 (Withdrawal Time) in order to receive the Purchase Price. Notes tendered may be withdrawn at any time prior to the Withdrawal Time by following the procedures described in the Offer to Purchase. Unless required by law, Notes may not be withdrawn after the Withdrawal Time even if the Expiration Time is extended.

Ashland reserves the right to purchase, from time to time after the Expiration Time, Notes in the open market, in privately negotiated transactions, through tender offers or otherwise, or to redeem Notes pursuant to the terms of the indenture governing the Notes.

The Tender Offer is not conditioned on any minimum amount of Notes being tendered, but is subject to satisfaction or waiver of certain other conditions described in the Offer to Purchase, including Ashland's consummating one or more debt financings with net proceeds that are, together with available cash, sufficient to pay the aggregate Purchase Price and Accrued Interest payable pursuant to the Tender Offer.

This press release does not constitute a notice of redemption under the optional redemption provisions of the indenture governing the Notes, nor does it constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.

The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase and the Letter of Transmittal, copies of which may be obtained from Global Bondholder Services Corporation, the Information Agent for the Tender Offer, by calling (866) 804-2200.

Citigroup Global Markets Inc. ("Citi") and Deutsche Bank Securities Inc. ("Deutsche Bank") are serving as Dealer Managers in connection with the Tender Offer. Global Bondholder Services Corporation is serving as Depositary. Persons with questions regarding the Tender Offer should contact Global Bondholder Services Corporation at (866) 804-2200 (toll free), Citi at (800) 558-3745 (toll free) or (212) 723-6106 (collect), or Deutsche Bank at (866) 627-0391 (toll free) or (212) 250-7527 (collect).

In more than 100 countries, the people of Ashland Inc. provide the specialty chemicals, technologies and insights to help customers create new and improved products for today and sustainable solutions for tomorrow. Our chemistry is at work every day in a wide variety of markets and applications, including architectural coatings, automotive, construction, energy, food and beverage, personal care, pharmaceutical, tissue and towel, and water treatment. Visit ashland.com to see the innovations we offer through our four commercial units – Ashland Specialty Ingredients, Ashland Water Technologies, Ashland Performance Materials and Ashland Consumer Markets.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "may," "will," "should" and "intends" and the negative of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect

Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at http://www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this news release or otherwise except as required by securities or other applicable law.

C-ASH

FOR FURTHER INFORMATION:
Media Relations:
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com

Investor Relations:
David Neuberger
+1 (859) 815-4454
daneuberger@ashland.com